Exhibit 99.6
SATYAM COMPUTER SERVICES LIMITED
INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Balance Sheets as of September 30, 2005, 2004 (unaudited) and March 31, 2005	F-2

Consolidated Statements of Income for the six months ended September 30, 2005, 2004 (unaudited) and for the year ended March 31, 2005	F-3

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the six months ended September 30, 2005 (unaudited) and for the year ended March 31, 2005	F-4

Consolidated Statements of Cash Flows for the six months ended September 30, 2005, 2004 (unaudited) and for the year ended March 31, 2005	F-6

Notes to the Consolidated Financial Statements	F-7

Satyam Computer Services Limited
Consolidated Balance Sheets
(Thousands of US Dollars except per share data and as stated otherwise)

	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Assets

Current assets
Cash and cash equivalents	$179,028	$124,922	$129,815
Investments in bank deposits	—	313,974	—
Accounts receivable, net of allowance for doubtful debts	183,160	159,272	160,923
Unbilled revenue on contracts	26,369	5,350	17,029
Deferred income taxes	10,209	7,487	9,090
Prepaid expenses and other receivables	21,892	39,961	16,103
Total current assets	420,658	650,966	332,960
Investments	—	2,200	—
Investments in bank deposits	408,625	—	411,623
Investments in associated companies	22,337	24,079	23,244
Premises and equipment, net	96,013	71,231	84,052
Goodwill, net	22,108	14,687	15,458
Intangible assets, net	4,604	—	—
Other assets	34,134	9,801	16,789

Total assets	1,008,479	772,964	884,126

Liabilities and shareholders’ equity

Current liabilities
Short-term and current portion of long-term debt	4,621	3,345	4,836
Accounts payable	14,530	15,011	10,894
Accrued expenses and other current liabilities	96,066	63,750	64,754
Unearned and deferred revenue	8,008	3,080	5,642
Total current liabilities	123,225	85,186	86,126
Long-term debt, excluding current portion	8,056	1,104	1,137
Deferred income taxes	9,559	8,256	8,939

Total liabilities	140,840	94,546	96,202

Contingencies and Commitments (Note No. 18)

Minority interest	972	—	—

Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs. 10 (US$0.23)* per share (100 million preference shares authorized, 91,009,999 and 91,009,999 preference shares issued as of September 30, 2005 and 2004 (unaudited) respectively and 91,009,999 preference shares as of March 31, 2005)	20,000	20,000	20,000

Shareholders’ equity
Common stock – par value Rs. 2 (US$0.05)* per equity share (375 million equity shares authorized, 321,965,342 and 317,593,572 equity shares issued as of September 30, 2005 and 2004 (unaudited) respectively and 319,265,291 equity shares as of March 31, 2005)	17,478	17,280	17,355
Additional paid-in capital	449,939	423,896	433,611
Shares subscribed but unissued	243	102	102
Deferred stock-based compensation	(359)	(651)	(289)
Retained earnings	357,690	224,887	288,979
Accumulated other comprehensive income/(loss)	23,000	(5,422)	29,637
	847,991	660,092	769,395
Shares held by the SC-Trust under associate stock option plan (1,281,340 and 1,1,620,480 equity shares as of September 30, 2005 and 2004 (unaudited) respectively and 1,424,340 equity shares as of March 31, 2005)	(1,324)	(1,674)	(1,471)
Total shareholders’ equity	846,667	658,418	767,924

Total liabilities and shareholders’ equity	$1,008,479	$772,964	$884,126

*	The par value in US$ has been converted at the closing rate as of September 30, 2005, 1US$ = Rs. 43.94
The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Income
(Thousands of US Dollars except per share data and as stated otherwise)

	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005
	(unaudited)	(unaudited)

Revenues	$513,891	$363,916	$793,597
Cost of revenues	(329,834)	(223,541)	(506,776)
(Includes stock-based compensation of US$Nil, US$368 for the six months ended September 30, 2005 and 2004(unaudited) respectively and US$775 for the year ended March 31, 2005)

Gross profit	184,057	140,375	286,821
Selling, general and administrative expenses	(86,249)	(64,501)	(124,325)
(Includes stock-based compensation of US$344,US$270 for the six months ended September 30, 2005 and 2004(unaudited) respectively and US$1,193 for the year ended March 31, 2005)

Total operating expenses	(86,249)	(64,501)	(124,325)

Operating income	97,808	75,874	162,496
Interest income	12,822	10,482	22,339
Interest expense	(306)	(218)	(458)
Gain on sale of investments	—	55	66
Gain/(Loss) on foreign exchange transactions	(568)	6,030	(4,611)
Other income/(expense), net	(77)	(5,392)	326

Income before income taxes and equity in earnings/(losses) of associated companies	109,679	86,831	180,158
Income taxes	(15,151)	(12,885)	(25,304)
Minority interest	60	—	—

Income before equity in earnings/(losses) of associated companies	94,588	73,946	154,854
Equity in earnings/(losses) of associated companies, net of taxes	(704)	(239)	(1,094)

Net income	$93,884	$73,707	$153,760

Earnings per share:
Basic	$0.29	$0.23	$0.49
Diluted	$0.29	$0.23	$0.48
Weighted average number of shares used in computing earnings per share (in thousands)
Basic	319,305	315,222	316,184
Diluted	328,595	325,073	323,569

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$43	$(13)	$172,825	$29,380	$(1,744)	$633,889
Net income	—	—	—	—	—	153,760	—	—	153,760
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	—	257	—	257

Total Comprehensive income									154,017
Issuance of common stock	3,013,581	133	14,674	(43)	—	—	—	—	14,764
Shares subscribed but unissued	—	—	—	102	—	—	—	—	102
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	258	—	—	—	—	—	258
Deferred stock-based compensation	—	—	2,244	—	(2,244)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,968	—	—	—	1,968
Shares transferred by SC-Trust to employees	—	—	259	—	—	—	—	273	532
Cash dividend paid at the rate of US$0.12 per share	—	—	—	—	—	(37,606)	—	—	(37,606)

Balance as of March 31, 2005	319,265,291	$17,355	$433,611	$102	$(289)	$288,979	$29,637	$(1,471)	$767,924

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2005	319,265,291	$17,355	$433,611	$102	($289)	$288,979	$29,637	($1,471)	$767,924
Net income	—	—	—	—	—	93,884	—	—	93,884
Other comprehensive income/(loss)
Gain on foreign currency translation	—	—	—	—	—	—	(6,637)	—	(6,637)

Total Comprehensive income									87,247
Issuance of common stock	2,700,051	123	15,740	(102)	—	—	—	—	15,761
Shares subscribed but unissued	—	—	—	243	—	—	—	—	243
Deferred stock based compensation	—	—	414	—	(414)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	344	—	—	—	344
Shares transferred by SC-Trust to employees	—	—	174	—	—	—	—	147	321
Cash dividend paid at the rate of US$0.07 per share	—	—	—	—	—	(25,173)	—	—	(25,173)

Balance as of September 30, 2005 (unaudited)	321,965,342	17,478	449,939	243	(359)	357,690	23,000	(1,324)	846,667

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cashflows
(Thousands of US Dollars except per share data and as stated otherwise)

	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005

	(unaudited)	(unaudited)

Cash Flows From Operating Activities
Net income	$93,884	$73,707	$153,760
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	15,303	12,023	25,049
Stock-based compensation	344	638	1,968
Deferred income taxes	(447)	(1,177)	(1,910)
Gain on sale of investments	—	(55)	(66)
Loss on sale of premises and equipment	124	153	257
Minority Interest	(60)		—
Equity in losses of associated companies, net of taxes	704	239	1,094
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(28,981)	(35,806)	(40,716)
Prepaid expenses and other receivables, net	(5,963)	(8,949)	16,660
Other assets, net	(15,703)	(1,497)	(7,969)
Accounts payable	319	7,170	2,483
Accrued expenses and other current liabilities	32,121	19,336	17,136
Unearned and deferred revenue	2,427	1,292	3,502

Net cash provided by operating activities	94,072	67,074	171,248

Cash Flows From Investing Activities
Proceeds from maturity of bank deposits	—	—	332,133
Investments in bank deposits	—	—	(411,466)
Purchase of premises and equipment	(26,226)	(17,564)	(39,036)
Proceeds from sale of premises and equipment	211	109	281
Payment for purchase of Citisoft Plc, net of cash acquired	(12,099)	—	—
Advance payment for purchase of Knowledge Dynamics Pte. Ltd.	(1,793)	—	—
Purchase of investments	—	(7,555)	(7,555)
Proceeds from sale of other investments	—	7,937	10,198

Net cash used in investing activities	(39,907)	(17,073)	(115,445)

Cash Flows From Financing Activities
Proceeds from short-term debt	1,064	—	1,686
Repayments of short-term debt	(1,190)	—	—
Proceeds from long-term debt	6,839	120	243
Repayment of long-term debt	(1,263)	(848)	(2,152)
Issuance of common stock	16,082	6,446	15,296
Shares subscribed but unissued	243	102	102
Issuance of Preferred stock by subsidiary, net of issuance cost	—	9,512	9,512
Cash dividends paid	(25,173)	(21,645)	(37,606)

Net cash used in financing activities	(3,398)	(6,313)	(12,919)
Effect of exchange rate changes on cash and cash equivalents	(1,554)	(5,496)	201

Net change in cash and cash equivalents	49,213	38,192	43,085

Cash and cash equivalents at the beginning of the period	129,815	86,730	86,730

Cash and cash equivalents at the end of the period	$179,028	$124,922	$129,815

Supplementary information:
Cash paid during the period for:
Income taxes	$16,253	$7,849	$25,359
Interest	306	218	458
Non-cash items:
Capital leases and hire purchase	$1,355	$1,210	$2,028

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
1. Description of Business
Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services, Internet services, Business Process Outsourcing (“BPO”) services and developing software products. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai and Germany. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Sify Limited (formerly “Satyam Infoway Limited” hereinafter referred to as “Sify”) a former subsidiary of Satyam Computer Services is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
2. Summary of Significant Accounting Policies
a) Principles of Consolidation and Basis of Presentation
The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.
Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.
Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.
On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.
b) Interim Information (unaudited)
Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the balance sheets, statements of operations, statements of shareholders’ equity and comprehensive income, and statements of cash flows for the periods shown in accordance with U.S. GAAP.
c) Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, and future obligations under employee benefit

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.
d) Foreign Currency Translation
The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.
Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.
e) Revenue Recognition
Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.
Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the for the six months ended September 30, 2005 and 2004 (unaudited) and for the year ended March 31, 2005 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.
In accordance with Emerging Issues Task Force (EITF) 01-14 (formerly Topic D-103), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of income.
f) Cash and Cash Equivalents
Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.
g) Premises, Equipment and Depreciation
Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.
The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
h) Software Development Costs
Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.
Research and development expenses charged to income amounted to US$333 thousand and US$325 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$644 thousand for the year ended March 31,2005.
i) Goodwill and Other Intangible Assets
Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Upto March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Satyam has adopted SFAS 142 “Goodwill and Other Intangible Assets” on April 1, 2002 and accordingly goodwill is tested for impairment annually and reviewed for triggering events when circumstances indicate that the carrying amount may not be recoverable, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.
j) Impairment of Long-lived Assets
Satyam has adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.
k) Investments
Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities", and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and decline in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.
l) Cost of Revenues and Selling, General and Administrative Expenses
Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.
Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.
m) Advertising Costs
Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$1,094 thousand and US$554 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$1,088 thousand for the year ended March 31, 2005.
n) Employee Benefits
i) Provident Fund
In accordance with Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.
ii) Gratuity Plan
Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.
Satyam provides for the Gratuity Plan on the basis of actuarial valuation. The entire Gratuity Plan of Satyam Computer Services and Nipuna is unfunded.
iii) Superannuation Plan
In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.
iv) Other Benefit Plans
Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.
o) Income Taxes
In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.
p) Earnings Per Share
In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.
q) Stock-Based Compensation
Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Pro forma disclosure
Had deferred stock-based compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro forma amounts of Satyam’s net income and earnings per share would have been as follows for the six months ended September 30, 2005 and 2004 (unaudited) and for the year ended March 31, 2005.

(US$ in thousands except per share data)
	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005
	(unaudited)	(unaudited)

Net Income
-As reported	$93,884	$73,707	$153,760
Add: Charge under APB25	$344	$638	1,968
Less: Charge under FAS123	(13,060)	$(8,333)	(22,646)

-Pro forma	$81,168	$66,012	$133,082

Earnings Per Share:
Basic
-As reported	$0.29	$0.23	$0.49
-Pro forma	$0.25	$0.21	$0.42
Diluted
-As reported	$0.29	$0.23	$0.48
-Pro forma	$0.25	$0.20	$0.41

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.
The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.
The following weighted average assumptions were used:

	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Dividend yield	0.75%	0.61%	0.75%
Expected volatility	59%	69%	61%
Risk-free interest rate	7%	7%	7%
Expected term (in years)	1.79	2.45	2.03

r) Derivative financial instruments
Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam purchases foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.
s) Recently issued accounting pronouncements
Share-Based Payments
On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95,” that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.
The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of income as Satyam Computer Services, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. FAS 123R will be applicable to Satyam for annual periods beginning after June 15, 2005 and currently we have not determined which transition method we will use and have not estimated the likely impact.
Accounting Changes and Error Corrections
In June 2005, the FASB issued FAS 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The adoption of this statement does not have a material impact on Satyam’s operating results or financial position.
t) Reclassifications
Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.
3. Acquisitions – Citisoft Plc.
On May 12, 2005, Satyam acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for the 75% equity interest in Citisoft amounted to US$14,342 thousand including direct acquisition costs of US$906 thousand. Satyam Computer Services is also required to pay a deferred consideration and earn out consideration on April 30, 2006 based on continuing employment and achievement of targeted revenues and profits. Satyam Computer Services is also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft and funding is contingent on Citisoft achieving certain revenue and profit performance targets. Satyam Computer Services has a call option and the minority shareholders have a put option to acquire / sell the balance 25% equity shares in two tranches 12.5% on April 30, 2007 and 12.5% on April 30, 2008. The consideration payable by Satyam Computer Services for the balance 25% equity shares would also comprise of a deferred consideration of and earn out consideration. The maximum consideration payable by Satyam Computer Serivces towards deferred consideration and earn out consideration will amount to US$ 20,437 thousand.
The purchase consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis based on management’s estimates. The finalization of the purchase price allocation, which is expected to be completed within one year from the date of the acquisition, may result in certain adjustments to the purchase price allocation. The preliminary allocation of the purchase price resulted in goodwill of US$6,763 thousand and US$5,193 thousand of intangible assets, which are subject to amortization. The goodwill has been allocated to the IT services segment.
4. Preferred Stock of Subsidiary
Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs 10 (US$0.23) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 (US$0.23) per share, in exchange for an aggregate consideration of US$20 million.
As per the agreement, these preference shares are mandatorily convertible into equity shares of Nipuna no later than June 2007, if Nipuna achieves certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits are not achieved by Nipuna along with other triggering events, the investors have an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to December 2004 the investors waived the right of early redemption.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
If not converted, early converted or redeemed, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% p.a. The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 (US$0.22) from the date of issuance of such Preference Shares. The dividends are cumulative and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established subsequently with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the six months ended September 30, 2005 is payable.
5. Investments
Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities .

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Available-for-sale securities
Cost and fair value	—	$2,200	—
Other investments, at cost	$3,589	$3,435	$3,615
Less: Provision for impairment	(3,589)	(3,435)	(3,615)

Investments – Non current	—	$2,200	-

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as of March 31, 2003 due to adverse changes in the above factors.
6. Investments in bank deposits
Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to US$408,625 thousand and US$411,623 thousand as of September 30, 2005, (unaudited) and March 31, 2005 respectively with maturities from more than one year to two years and US$313,974 thousand as of September 30, 2004 (unaudited) with maturities from more than three months to less than one year. Interest on investments in bank deposits is recognized on accrual basis.
7. Investments in associated companies
The carrying values of investments in various associated companies of Satyam are as follows:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Sify	$19,265	$21,667	$20,415
Satyam Venture	2,378	1,666	2,074
CA Satyam	694	746	755

Total	$22,337	$24,079	$23,244

Sify
During the year ended March 31, 2004, due to the sale of new shares by Sify to VentureTech and sale of 1 million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify, Satyam Computer Services’ ownership interest in Sify was reduced from 37.15% as at March 31, 2003 to 32.04% as at March 31,

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
2004. Further, due to the issue of shares by Sify to its employees under Sify’s ESOP plan the ownership interest of Satyam Computer Services in Sify reduced from 32.04% as at March 31, 2004 to 31.61% as at September 30, 2005.
The summarized financial information as to assets, liabilities and results of operations of Sify is presented below:

(US$ in thousands)
Balance sheet	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Current assets	$49,225	$48,642	$51,943
Non-current assets	42,436	34,026	40,235
Current liabilities	36,493	23,836	33,314
Net current asset	12,732	24,806	18,629
Shareholders’ equity	53,273	57,640	57,281

(US$ in thousands)
Statement of operations	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005
	(unaudited)	(unaudited)

Revenues	$50,359	$35,692	$82,839
Gross profit	21,860	16,364	36,439
Operating loss	4,928	3,683	10,355
Net loss	3,295	2,159	7,051

Satyam Computer Services’ equity in loss of Sify, net of taxes amounted to US$893 thousand and US$552 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$1,737 thousand for year ended March 31, 2005.
Satyam Venture
On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services’ equity in the profit of Satyam Venture, net of taxes amounted to US$236 thousand, US$383 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$706 thousand for the year ended March 31, 2005.
CA Satyam
On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1,500 thousand each in the joint venture. Satyam Computer Services equity in the loss of CA Satyam, net of taxes amounted to US$47 thousand, US$70 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$63 thousand for the year ended March 31, 2005.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
8. Premises, Equipment and Depreciation
Premises and equipment at cost less accumulated depreciation consist of:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Freehold land	$8,421	$5,563	$6,132
Leasehold land	1,851	1,772	1,865
Premises	17,865	11,784	14,262
Computers including servers	105,593	85,836	99,800
System software	18,288	13,335	15,835
Office equipment	56,150	45,739	51,024
Furniture and fixtures	36,063	29,453	31,903
Vehicles	6,552	4,946	5,573
Assets under construction	17,292	12,069	16,010

Total	268,075	210,497	242,404
Less: Accumulated depreciation	(172,062)	(139,266)	(158,352)

Premises and equipment, net	$96,013	$71,231	$84,052

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2 –5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Depreciation expense amounted to US$14,972 thousand and US$12,023 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$25,049 thousand for the year ended March 31, 2005.
9. Goodwill
Goodwill consists of:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005

	(unaudited)	(unaudited)

Goodwill
Acquisition of Citisoft Plc	$6,763	—	—
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	23,411	$22,406	$23,582
Satyam Technologies Inc.	3,639	3,484	3,667

Total	$33,813	25,890	27,249
Less: Accumulated amortization	(11,705)	(11,203)	(11,791)

Goodwill, net	$22,108	$14,687	$15,458

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited and Satyam Technologies Inc., and majority interest in Citisoft Plc., by Satyam Computer Services. Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Currently there is no impairment of goodwill; however, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
10. Income Taxes.
The income tax expense consists of:

(US$ in thousands)
	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005

	(unaudited)	(unaudited)

Foreign taxes
Current	$7,590	$9,831	$18,108
Deferred	(54)	(622)	(659)
Domestic taxes
Current	8,008	4,231	9,106
Deferred	(393)	(555)	(1,251)

Aggregate taxes	$15,151	$12,885	$25,304

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

(US$ in thousands)
	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005

	(unaudited)	(unaudited)

Net income before taxes	$109,679	$86,831	$180,158
Enacted tax rates in India	33.66%	36.59%	36.59%

Computed tax expense	$36,918	31,774	$65,924
Tax effect due to non-taxable export income	(33,380)	(24,546)	(52,744)
Difference arising from different tax rates in other tax jurisdictions	4,156	2,450	5,524
Stock- based compensation (non-deductible)	118	233	719
Changes in valuation allowance, including losses of subsidiaries	1,656	900	3,515
Effect of tax rate change	74	7	7
Others	5,609	2,067	2,359

Income taxes recognized in the statement of operations	$15,151	$12,885	$25,304

The current provision for income taxes, net of payments, were US$9,887 thousand and US$14,324 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$10,671 thousand as of March 31, 2005. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.
Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005

	(unaudited)	(unaudited)

Deferred tax assets:
Operating loss carry forwards	$22,548	$18,763	$21,059
Provision for accounts receivable, advances and investments	5,332	4,935	5,250
Premises and equipment	499	411	422
Provision for gratuity and unutilized leaves	4,877	2,552	3,840

Gross deferred tax assets	33,256	26,661	30,571
Less: Valuation allowance	(22,548)	(18,763)	(21,059)

Total deferred tax assets	10,708	7,898	9,512

Deferred tax liabilities:
Premises and equipment	(4,319)	(2,875)	(3,457)
Provision for accounts receivable and advances	(2,500)	(2,406)	(2,558)
Investments in associated companies and gain on dilution of interest in a subsidiary	(5,240)	(5,381)	(5,482)

Total deferred tax liabilities	(12,059)	(10,662)	(11,497)

Net deferred tax liabilities	$(1,351)	$(2,764)	$(1,985)

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$37,106 thousand and US$37,307 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$36,398 thousand as of March 31, 2005.
Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$22,548 thousand and US$18,763 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$21,059 thousand as of March 31, 2005 and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.
Net deferred tax liabilities included in the consolidated balance sheets are as follows:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005

	(unaudited)	(unaudited)

Current assets – deferred income taxes	$10,209	$7,487	$9,090
Non-current assets – other assets*	499	411	422
Current liabilities – accrued expenses and other liabilities*	(2,500)	(2,406)	(2,558)
Long-term liabilities – Deferred income taxes	(9,559)	(8,256)	(8,939)

Net deferred tax liabilities	$(1,351)	$(2,764)	$(1,985)

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
11. Borrowings
Short-term debt
Short-term debt amounted to US$1,549 thousand and US$Nil as of September 30, 2005 and 2004 (unaudited) respectively and US$1,685 as of March 31, 2005. Short-term debt represents export packing credit facility of Nipuna at floating rate of interest of LIBOR+0.25% which is secured by a charge on book debts, accounts receivable and other moveable assets. The weighted-average interest rate on this borrowing was 5.55% and Nil for the six months ended September 30, 2005 and 2004 (unaudited) respectively and 3.61% for the year ended March 31, 2005.
Long-term debt
Long-term debt outstanding comprise of:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005

	(unaudited)	(unaudited)

Secured debts, representing obligation principally to banks and financial institutions
- 10.75% Rupee loans of SC-Trust, maturing serially through fiscal 2006	$1,676	$2,256	$1,919
- 0.95% above 6 month LIBOR working capital term loan maturing serially through fiscal 2009	5,690	—	—
- 0.95% above 6 month LIBOR external commercial borrowing maturing serially through fiscal 2009	1,001	—	—
Hire Purchase Loans	2,761	2,193	2,369
Total Debt	11,128	4,449	4,288
Less: Current portion of long-term debt	(3,072)	(3,345)	(3,151)

Long-term debt, net of current portion	$8,056	$1,104	$1,137

Rupee loans are secured by equity shares of Satyam Computer Services’ held by the SC-Trust. In 2003, SC-Trust has repaid its rupee loans maturing in January 2004 and March 2004, amounting to US$1,239 thousand and US$1,410 thousand, respectively, with an interest rate of 13% p.a. and has replaced them with new rupee loans in same principal amounts with a fixed interest rate of 10.75% p.a. maturing in July 2005.
Aggregate maturities of long-term debt subsequent to September 30, 2005, are US$2,406 thousand in fiscal 2006, US$1,260 thousand in fiscal 2007 and US$693 thousand in fiscal 2008 and US$6,769 thousand in fiscal 2009.
Unused lines of credit
Unused lines of credit comprise of:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005

	(unaudited)	(unaudited)

Short-term debt	$3,458	$2,396	$3,359
Long-term debt	13,309	—	20,000
Non-fund facilities	13,012	$14,626	14,130

Total Unused lines of credit	$29,779	$17,022	$37,489

On January 6, 2005, Nipuna obtained a credit facility from a bank for long term borrowings to the extent of US$20 million with an interest rate of 0.95% above 6 month LIBOR. Satyam Computer Services has given a corporate guarantee to the bank for the borrowing. As per the terms of the facility, Nipuna was required to draw the funds prior to September 30, 2005 and Nipuna has got a further extension upto December 31, 2005. The borrowing is repayable in 3 years from each draw down of the borrowing. As of September 30, 2005, Nipuna has availed US$6,691 thousand under the above arrangement.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
12. Employee Benefits
The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of income.

(US$ in thousands)
	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005

	(unaudited)	(unaudited)

Accumulated benefit obligation	$2,952	$2,922	$2,645

Change in projected benefit obligation
Projected benefit obligation at beginning of the period	$5,173	$4,025	$4,025
Service cost	975	708	1,477
Interest cost	201	132	274
Actuarial loss/(gain)	(131)	150	(263)
Benefits paid	(237)	(118)	(326)
Effect of exchange rate changes	(45)	(230)	(14)

Projected benefit obligation at end of the period	$5,936	$4,667	5,173

Change in plan assets
Employer contribution	237	118	326
Benefits paid from plan assets	(237)	(118)	(326)

Fair value of plan assets at end of the period	—	—	—

Funded status of the plans	(5,936)	$(4,667)	(5,173)
Unrecognized net actuarial loss	265	788	418
Amount recognized during the period	—	(5)	(23)

Accrued benefit cost	$(5,671)	$(3,884)	$(4,778)

The components of net gratuity costs are reflected below:
Service cost	975	704	$1,477
Interest cost	201	132	274
Amortization	—	—	3
Amount recognized during the period	—	10	20

Net gratuity costs	$1,176	$846	$1,774

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
The assumptions used in accounting for the gratuity plan for the six months ended September 30, 2005 and 2004 (unaudited) and for the year ended March 31, 2005 are set out below:
Weighted-average assumptions used to determine benefit obligations:

	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005

	(unaudited)	(unaudited)

Discount rate	8.0%	7.0%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005

	(unaudited)	(unaudited)

Discount rate	7.0%	7.0%	7.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Cash Flows
Satyam expects to contribute US$534 thousand to its Gratuity plan during the year ending March 31, 2006. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(US$ in thousands)
For the financial year ended March 31,	Expected contribution

2007	$648
2008	735
2009	976
2010	1,400
2011 – 2015	8,648

Provident Fund
Satyam’s contribution towards the Provident Fund amounted to US$5,032 thousand and US$2,925 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$6,839 thousand for the year ended March 31, 2005.
Superannuation Plan
Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$537 thousand and US$17 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$860 thousand for the year ended March 31, 2005.
13. Earnings Per Share
Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC — Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were1,41,500 and 256,000 as of September 30, 2005 and 2004 (unaudited) respectively and 240,500 as of March 31, 2005. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.
In addition to the above, the unallocated shares held by SC — Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,139,840 and 1,364,480 as of September 30, 2005 and 2004 (unaudited) respectively 1,183,840 as of March 31, 2005.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
The components of basic and diluted earnings per share were as follows:

(US$ in thousands except share data)
	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005

	(unaudited)	(unaudited)

Net income	$93,884	$73,707	$153,760
Equity Shares:
Average outstanding shares (in thousands)	319,305	315,222	316,184
Dilutive effect of Associate Stock Options (in thousands)	9,290	9,851	7,385

Share and share equivalents (in thousands)	328,595	325,073	323,569

Earnings per share
Basic	$0.29	$0.23	$0.49
Diluted	$0.29	$0.23	$0.48

14. Stock-based Compensation Plans
ASOP plan
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 13,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999 the SC- Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. As and when the SC- Trust issues warrants to eligible associates, the difference between the market price and the exercise price is accounted as deferred stock based compensation and amortized over the vesting period. The warrants vest immediately or vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants. As of September 30, 2005, warrants (net of lapsed and cancelled) to purchase 11,849,860 equity shares have been granted to associates pursuant to ASOP since inception.
ASOP B plan
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of September 30, 2005, options (net of lapsed and cancelled) to purchase 32,838,809 equity shares have been granted to associates under this plan since inception.
ASOP ADS plan
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of September 30, 2005, warrants (net of lapsed and cancelled) for 1,723,551 ADSs representing 3,447,102 equity shares have been granted to associates under the ASOP ADS since inception.
Warrant grants
During the Six months ended September 30, 2005, the SC-Trust issued immediately vesting warrants for 13,200 shares and warrants for 30,800 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the six months ended September 30, 2005 (unaudited), under the ASOP B plan, Satyam Computer Services issued warrants for 1,949,457 (net of 1,328,551 warrants cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 132,573 ADS representing 265,146 (net of warrants for 20,142 ADS representing 40,284 shares cancelled) shares to associates under the ASOP (ADS) plan.
During the six months ended September 30, 2004 (unaudited), the SC-Trust issued warrants for 265,000 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
same period, under the ASOP B plan, Satyam Computer Services issued warrants for 6,780,547 (net of 1,766,041 shares cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 113,282 ADS representing 226,564 (net of warrants for 102,164 ADS representing 204,328 shares cancelled) shares to associates under the ASOP (ADS) plan.
During the year ended March 31, 2005, the SC-Trust issued immediately vesting warrants for 50,840 and warrants for 384,500 (net of nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year, under the ASOP B plan, Satyam Computer Services issued warrants for 11,957,233 (net of 2,248,524 warrants cancelled) shares to the associates. During the year, under the ASOP (ADS), Satyam Computer Services issued warrants for 264,560 ADS representing 529,120 (net of warrants for 102,164 ADS representing 204,328 shares cancelled) shares to associates under the ASOP (ADS) plan.
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Six months ended September 30,				Year ended March 31,

	2005 (unaudited)		2004 (unaudited)		2005

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	equity	Average	equity	Average	equity	Average
ASOP Plan	shares	Exercise	shares	Exercise	shares	Exercise
		Price		Price		Price

Balance at the beginning of the period	2,40,500	$2.35	58,200	$1.99	58,200	$1.99
Granted	44,000	$2.77	265,000	$2.11	435,340	$2.24
Exercised	(143,000)	$2.23	(67,200)	$1.89	(253,040)	$2.09
Cancelled	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the period	141,500	$2.56	256,000	$2.12	240,500	$2.35

Exercisable at the end of the period	13,200	$2.37	—	—	—	—
Weighted average fair value of options granted during the period	44,000	$12.30	265,000	$6.99	435,340	$7.65

	Six months ended September 30,				Year ended March 31,

	2005 (unaudited)		2004 (unaudited)		2005

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	equity shares	Average	equity shares	Average	equity shares	Average
ASOP B		Exercise		Exercise		Exercise
		Price		Price		Price

Balance at the beginning of the period	26,830,315	$7.14	17,510,481	$6.05	17,510,481	$6.05
Granted	3,277,908	$9.51	8,546,588	$7.22	14,205,757	$8.06
Exercised	(2,415,501)	$5.88	(1,233,662)	$4.66	(2,637,399)	$5.02
Cancelled	(1,328,551)	$7.48	(1,766,041)	$6.12	(2,248,524)	$6.67

Balance at the end of the period	26,364,171	$7.48	23,057,366	$6.31	26,830,315	$7.14

Exercisable at the end of the period	7,428,438	$6.82	6,194,520	$6.05	5,695,198	$6.76
Weighted average fair value of options granted during the period	3,277,908	$9.51	8,546,588	$7.22	14,205,757	$8.06

Satyam Computer Services Limited
Notes on Consolidated Financial Statements

	Six months ended September 30,				Year ended March 31,

	2005 (unaudited)		2004 (unaudited)		2005

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	equity shares	Average	equity shares	Average	equity shares	Average
ASOP (ADS)		Exercise		Exercise		Exercise
		Price		Price		Price

Balance at the beginning of the period	2,515,802	$7.42	2,362,864	$5.92	2,362,864	$5.92
Granted	305,430	$11.39	430,892	$10.55	733,448	$11.42
Exercised	(284,550)	$5.44	(108,200)	$5.14	(376,182)	$5.41
Cancelled	(40,284)	$5.82	(204,328)	$7.43	(204,328)	$7.82

Balance at the end of the period	2,496,398	$8.10	2,481,228	$6.33	2,515,802	$7.42

Exercisable at the end of the period	1,378,180	$5.85	966,514	$5.31	713,700	$5.43
Weighted average fair value of options granted during the period	305,430	$11.39	430,892	$10.55	733,448	$11.42
Information about number of equity shares representing stock options outstanding as on September 30, 2005:

			Outstanding				Exercisable
Range of Exercise Price			Weighted		Weighted	Number of	Weighted		Number of
(per equity share)			Average Exercise		Average	equity shares	Average Exercise		equity
			Price (per equity		remaining	arising out of	Price (per equity		shares
			share)		contractual life	options	share)		arising out
									of options

Rs 104.11-	$2.37	-	Rs	208.88			Rs	210.38
Rs 236.95	$5.39			$4.75	0.92 years	6,042,976		$4.79	3,562,027
Rs 236.96-	$5.39	-	Rs	360.91			Rs	340.39
Rs 554.53	$12.62			$8.21	1.45 Years	22,640,727		$7.75	5,110,845
Rs 554.54-	$12.62	-	Rs	618.41			Rs	621.48
Rs 655.61	$14.92			$14.07	1.69 Years	318,366		$14.14	146,946

The US$ numbers in the above tables have been translated using the closing exchange rate as of September 30, 2005 1US$= Rs 43.94
Stock based compensation plan of Nipuna
In April 2004, Nipuna established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.
During the six months ended September 30, 2004 (unaudited) Nipuna issued options for 813,578 equity shares at weighted average exercise price of Rs.80 (US$1.78) being the fair market value per share. No options were exercised during the period.
Deferred Stock-based compensation
Satyam Computer Services recognized deferred stock-based compensation of US$414 thousand and US$1,276 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$2,244 for the year ended March 31, 2005. Satyam Computer Services amortized and charged to income US$344 thousand and US$638 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$1,968 thousand for the year ended March 31, 2005.
Pursuant to APB 25, deferred stock-based compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the market price of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a graded vesting basis over the vesting period of the warrants.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
15. Segmental Reporting
Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two-business groups:
•	IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet.

•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the six months ended September 30, 2005 and 2004 (unaudited) and for the year ended March 31, 2005 are as follows:
Business Segments

(US$ in thousands)
				Consolidated
	IT Services	BPO	Elimination	totals

For six months ended September 30, 2005 (unaudited)
Revenue – External customers	$509,234	$4,657	—	$513,891
Revenue – Inter-segment	216	2,847	$(3,063)

Total Revenues	509,450	7,504	(3,063)	513,891

Operating income / (loss)	103,307	(5,499)		97,808
Equity in earnings/(losses) of associated companies, net of taxes	(704)	—	—	(704)
Net income / (loss)	99,843	(5,959)	—	93,884
Segment assets	1,008,312	16,459	(16,292)	1,008,479
Depreciation and amortization	14,048	1,255	—	15,303
Capital expenditures for long-lived assets	27,222	359	—	27,581

For six months ended September 30, 2004 (unaudited)
Revenue – External customers	$361,148	$2,768	—	$363,916
Revenue – Inter-segment	413	1,187	$(1,600)	—

Total Revenues	361,561	3,955	(1,600)	363,916

Operating income / (loss)	79,613	(3,739)	—	75,874
Equity in earnings/(losses) of associated companies, net of taxes	(239)	—	—	(239)
Net income / (loss)	77,636	(3,929)	—	73,707
Segment assets	770,409	17,717	(15,162)	772,964
Depreciation	11,450	573	—	12,023
Capital expenditures for long-lived assets	16,067	2,728	—	18,795

Satyam Computer Services Limited
Notes on Consolidated Financial Statements

				Consolidated
	IT Services	BPO	Elimination	totals

For the year ended March 31, 2005
Revenue — External customers	$786,684	$6,913	—	$793,597
Revenue — Inter-segment	760	3,051	$(3,811)	—

Total Revenues	787,444	9,964	(3,811)	793,597

Operating income	171,825	(9,329)	—	162,496
Equity in earnings/(losses) of associated companies, net of taxes	(1,094)	—	—	(1,094)
Net income	163,653	(9,893)	—	153,760
Segment assets	885,175	16,138	(17,187)	884,126
Depreciation	23,362	1,687	—	25,049
Capital expenditures for long-lived assets	37,315	3,749	—	41,064

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.
Geographic Information
The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

(US$ in thousands)
	Six months ended September 30,				Year ended March 31,
	2005 (unaudited)		2004 (unaudited)		2005
	Revenues from	Long-lived	Revenues from	Long-lived	Revenues from	Long-lived
	external	assets	external	assets	external	assets
	customers		customers		customers

North America	$342,113	$4,136	$253,150	$3,716	$542,387	$4,033
Europe	94,097	7,722	56,816	460	131,708	616
India	18,970	103,792	12,524	79,220	27,172	92,103
Japan	6,586	498	6,328	170	13,860	521
Rest of the World	52,125	1973	35,098	2,352	78,470	2,237

Total	$513,891	$118,121	$363,916	$85,918	$793,597	$99,510

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.
16. Related Party Transactions
Related party transactions comprise of

(US$ in thousands)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	—	$19	$67
Satyam Venture	238	47	315
Short term advance provided by Satyam to
CA Satyam	115	—	—

Total	$353	$66	$382

Infrastructure and other Services received by Satyam from
Sify, its subsidiaries and associated companies	$2,739	$243	$1,441
Satyam Venture	4,709	1,891	7,110

Total	$7,448	$2,134	$8,551

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
The balances receivable from and payable to related parties are as follows:

(US$ in thousands)
	As of September 30,		As of March 31,
Amount due from/(to) associated companies	2005	2004	2005
	(unaudited)	(unaudited)

Sify, its subsidiaries and associated companies	$(962)	$(248)	$(460)
Satyam Venture	(3,697)	(2,609)	(3,103)
CA Satyam	115	—	—

Total	$(4,544)	$(2,857)	$(3,563)

17. Shareholders’ Equity-Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.
Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$618,336 thousand, US$447,381 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$559,817 thousand for the year ended March 31, 2005.
Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.
18. Contingencies and Commitments
a) Funding and Warrant commitments — Nipuna
Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the 0.05% cumulative convertible redeemable preference shares. Further Satyam Computer Services is required to subscribe to convertible debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.
Satyam Computer Services, Nipuna and the investors have also entered into a warrant agreement whereby Nipuna agrees to issue to the Investors, one warrant in consideration of and based upon every US$100 thousand referral revenues received by Nipuna or its subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its subsidiaries by an investor or its affiliates. These warrants are convertible into ordinary equity shares of Nipuna subject to a maximum of 7.5% of the then outstanding equity share capital of Nipuna on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement. As of September 30, 2005, there were no referral revenues and hence no warrants have been issued.
b) Citisoft Plc
For commitments relating to Citisoft refer note 3.
c) Bank guarantees
Bank guarantees outstanding are US$9,149 thousand and US$4,733 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$8,186 thousand as of March 31, 2005. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
d) Capital commitments
Contractual commitments for capital expenditure pending execution were US$10,841 thousand and US$9,053 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$8,801 thousand as of March 31, 2005. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
e) Operating leases
Satyam has certain operating leases for office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$8,403 thousand and US$5,417 thousand for the six months ended September 30, 2005 and 2004 (unaudited) respectively and US$12,534 thousand for the year ended March 31, 2005.
Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of September 30, 2005 are US$2,269 thousand in fiscal 2006, US$3,985 thousand in fiscal 2007, US$2,381 thousand in fiscal 2008, US$1,613 thousand in fiscal 2009 and thereafter.
19. Concentration of Credit Risk
Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Revenues generated from top two customers
Customer I	9.21%	11.55%	10.81%
Customer II	5.09%	7.64%	7.35%
Total revenues from top five customers	25.21%	30.27%	29.21%

20. Financial Instruments
Forward and options contracts
Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

(US$ in thousands)
	As at September 30,		As at March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$105,500	$87,750	$160,000
Options contracts	136,500	—	141,500

Total	$242,000	$87,750	$301,500

Balance sheet exposure:
Forward contracts	$(80)	$(2,955)	$1,034
Options contracts	(863)	—	72

Total	$(943)	$(2,955)	$1,106

The outstanding foreign exchange forward and options contracts as of September 30, 2005 mature between one to nine months.
Gains/(losses) on foreign exchange forward and options contracts included under the head other income/(expense) in the statement of income are as stated below:

(US$ in thousands)
	Six months ended September 30,		Year ended
	2005	2004	March 31, 2005
	(unaudited)	(unaudited)

Forward contracts	$208	$(5,175)	$(485)
Options contracts	(131)	—	146

Total	$77	$(5,175)	$(339)

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Fair value
The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity and due to no change in the interest rates for bank deposits. The approximate fair value of long-term debts, as determined by using current interest rates was US$11,128 thousand and US$4,461 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$4,292 thousand as of March 31, 2005 as compared to the carrying amounts of US$11,118 thousand and US$4,449 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$4,288 thousand as of March 31, 2005. The approximate fair value of investments in bank deposits, as determined by using current interest rate was US$430,269 thousand and US$313,974 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$414,054 thousand as of March 31, 2005 as compared to the carrying amounts of US$408,625 thousand and US$313,974 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$411,623 thousand as of March 31, 2005.
21. Schedules of Balance sheet
a) Cash and Cash Equivalents
The cash and cash equivalents consist of:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Cash and bank balances	$177,994	$124,877	$128,123
Cash equivalents	1,034	45	1,692

Cash and cash equivalents	$179,028	$124,922	$129,815

b) Accounts receivable and allowance for doubtful debts
Accounts receivable consist of:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Customers (trade)	$201,648	$174,172	$178,384
Related parties	84	754	72
Less: Allowance for doubtful debts	(18,572)	(15,654)	(17,533)

Accounts receivable	$183,160	$159,272	$160,923

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
c) Prepaid Expenses and Other Receivables
Prepaid expenses and other receivables consist of:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Interest accrued on bank deposits	—	$28,112	—
Prepaid expenses	$4,496	3,187	$4,423
Directors liability insurance	23	28	332
Advance for expenses	8,940	4,958	5,649
Loans and advance to employees	5,454	3,633	4,701
Other advances and receivables	4,709	1,610	2,741
Less: Allowance for doubtful advances	(1,730)	(1,567)	(1,743)

Prepaid expenses and other receivables	$21,892	$39,961	$16,103

Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.
Others advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$438 thousand and US$ Nil as of September 30, 2005 and 2004 (unaudited) respectively and US$29 thousand as of March 31, 2005.
d) Other Assets
Other assets consist of:

(US$ in thousands)
	As of September 30,		As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Interest accrued on bank deposits	$15,375	—	$5,607
Deposits	15,941	$8,047	9,614
Loans and advances to employees due after one year	855	836	876
Deferred taxes on income	499	411	422
Others	3,015	1,992	1,833
Less: Allowance for doubtful advances	(1,551)	(1,485)	(1,563)

Other Assets	$34,134	$9,801	$16,789

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$632 thousand and US$271 thousand as of September 30, 2005 and 2004 (unaudited) respectively and US$398 thousand as of March 31, 2005. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
e) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of:

(US$ in thousands)
		As of September 30,	As of March 31,
	2005	2004	2005
	(unaudited)	(unaudited)

Accrued expenses	$50,852	$25,025	$28,311
Unclaimed dividend	1,358	1,456	1,051
Provision for taxation, net of payments	9,887	14,324	10,671
Provision for gratuity and unutilised leave	12,219	5,615	9,454
Deferred taxes on income	2,500	2,406	2,558
Others	19,250	14,924	12,709

Accrued expenses and other current liabilities	$96,066	$63,750	$64,754

22. Subsequent event
     On July 21 2005, Satyam Computer Services announced its intention to acquire 100% of the shares of Knowledge Dynamics Pte Ltd, Singapore, (“Knowledge Dynamics”), a leading Data Warehousing and Business Intelligence Solutions provider. The total consideration for this acquisition is approximately US$5.5 million including a performance-based payment of up to US$2.2 million over the three years, conditional upon specified revenue and profit targets being met. On September 28, 2005, Satyam Computer Services paid the initial consideration amounting to US$1,793 thousand and subsequently this transaction was consummated on October 1, 2005, the date of transfer of shares to Satyam Computer Services.